Exhibit 12.1

STATEMENT REGARDING THE COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year
	2008	2009	2010	2011	2012
	(In thousands of RMB, except percentage)
Income (loss) before income taxes and non-controlling interest	(259,399)	(120,988)	1,055,340	(1,075,049)	(1,547,604)
Add: Fixed charges	125,650	162,197	167,054	230,093	340,583
Less: capitalized interest	22,504	4,290	5,377	59,034	41,068

Total	(156,253)	36,919	1,217,017	(903,990)	(1,248,089)

Computation of Fixed Charges
Interest expenses	103,146	157,907	161,677	171,059	299,515
Interest capitalized	22,504	4,290	5,377	59,034	41,068

Total Fixed Charges	125,650	162,197	167,054	230,093	340,583

Ratio of Earnings to Fixed Charges	—	0.2	7.3	—	—
Insufficient Coverage	(281,903)	(125,278)	—	(1,134,083)	(1,588,672)

Fixed charges consist of interest expenses, whether expenses or capitalized.